Exhibit 12.1

QEP Resources, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016		2015		2014		2013	2012
Earnings	(in millions)
Income from continuing operations before income taxes and adjustment for income or loss from equity investees	$(1,953.2)		$(243.0)		$(642.0)		$112.2	$0.5
Add (deduct):
Fixed charges	146.2		148.3		175.6		167.8	128.7
Distributed income from equity investees	—		0.1		0.3		0.2	0.1
Capitalized interest	—		—		—		(2.0)	(3.4)
Total earnings	$(1,807.0)		$(94.6)		$(466.1)		$278.2	$125.9
Fixed Charges
Interest expense	$143.2		$145.6		$172.9		$163.3	$122.9
Capitalized interest	—		—		—		2.0	3.4
Estimate of the interest within rental expense	3.0		2.7		2.7		2.5	2.4
Total Fixed Charges	$146.2		$148.3		$175.6		$167.8	$128.7
Ratio of Earnings to Fixed Charges	—	(1)	—	(2)	—	(3)	1.7	1.0
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(1)
Due to a loss for the year ended December 31, 2016, the ratio coverage was less than 1:1. QEP required additional earnings of $1,953.2 million for the year ended December 31, 2016, to achieve a ratio of 1:1.

(2)
Due to a loss for the year ended December 31, 2015, the ratio coverage was less than 1:1. QEP required additional earnings of $243.0 million for the year ended December 31, 2015, to achieve a ratio of 1:1.

(3)
Due to a loss for the year ended December 31, 2014, the ratio coverage was less than 1:1. QEP required additional earnings of $642.0 million for the year ended December 31, 2014, to achieve a ratio of 1:1.